UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Invesco Trust for Investment Grade New York

Municipals

(Name of Issuer)

Variable Rate Muni Term Preferred Shares

(Title of Class of Securities)

46131T507

(CUSIP Number)

RBC Municipal Products, LLC

Brookfield Place, 200 Vesey Street

New York, New York 10281

May 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

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CUSIP No. 46131T507
1. Names of Reporting Persons. RBC Municipal Products, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0%
14. Type of Reporting Person (See Instructions) CO

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This Amendment No. 3 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 15, 2012 and filed with the SEC on May 25, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated August 27, 2012 and filed with the SEC on August 29, 2012 (“Amendment No. 1”), and as further amended by Amendment No. 2 dated June 1, 2017 and filed with the SEC on June 5, 2017, for Royal Bank of Canada ("RBC") and RBC Municipal Products, Inc. succeeded by conversion by RBC Municipal Products, LLC (“RBCMP”) (collectively, the “Reporting Persons”) with respect to the variable rate muni term preferred shares (CUSIP 46131T507) (“VMTP Shares”) of Invesco Trust for Investment Grade New York Municipals (the “Issuer”). This Amendment is being filed as a result of the transfer on May 1, 2019 by RBCMP to its affiliate, RBC Capital Markets, LLC (“RBCCM”), of beneficial ownership of 904 VMTP Shares, representing all the VMTP Shares of the Issuer.

Reporting related to RBCCM’s acquisition and holding of the VMTP Shares (and RBC’s indirect ownership through its subsidiary), has been transitioned to a Schedule 13G filing, dated May 1, 2019.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I as it relates to RBCMP referenced therein and replacing it with Schedule I included with this Amendment.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"On May 1, 2019, the VMTP Shares were removed from the Subsequent TOB and transferred (the “VMTP Transfer”) by RBCMP to its affiliate, RBCCM, and as a result of such transfer, RBCMP is no longer beneficial owner of any VMTP Shares of the Issuer. RBCCM’s acquisition and holding of the VMTP Shares (and RBC’s indirect ownership through its subsidiary) has been reported in a Schedule 13G filing, dated May 1, 2019"

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“As a result of the VMTP Transfer, RBCMP no longer owns any VMTP Shares of the Issuer. "

Item 5. Interest in Securities of the Issuer

Paragraphs (d) and (e) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety with the following:

"(d) Not applicable

(e) On May 1, 2019, as a result of the VMTP Transfer, RBCMP ceased to be the beneficial owner of more than five percent of the class of securities and reporting of the VMTP Shares position, now beneficially owned by RBCCM (and RBC’s indirect ownership through its subsidiary), has been transitioned to a Schedule 13G filing, dated May 1, 2019."

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

"The responses of the Reporting Persons under Item 3 and Item 4 hereof are incorporated herein by reference. All voting arrangements and registration rights arrangements relating to the VMTP Shares have been transferred to RBCCM as a result of the VMTP Transfer and continue to remain in effect. "

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SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF RBCMP

RBC Municipal Products, LLC

Executive Officers

Name	Business Address	Principal Occupation	Citizenship
Ed Gray, Treasurer	30 Hudson Street Jersey City, NJ 07302	Chief Financial Officer, RBC Capital Markets Arbitrage S.A.	United States
Huesman, Joseph, President	200 Vesey Street New York, NY 10281	Managing Director, Municipal Portfolio Manager, RBC Capital Markets, LLC	United States
McCandless, Jennifer, Chief Operating Officer	200 Vesey Street New York, NY 10281	Vice President, Manager for Trade Support of Municipal Products, RBC Capital Markets, LLC	United States

RBC Municipal Products, LLC

Directors

Name	Business Address	Principal Occupation	Citizenship
Degagné, Renée	200 Vesey Street New York, NY 10281	Managing Director Global Trading Client Manager Royal Bank of Canada	Canada
Maroney, Mark	200 Vesey Street New York, NY 10281	Managing Director, Head of US Rates, Mortgages & Municipals RBC Capital Markets, LLC	United States
Tricolli, James	200 Vesey Street New York, NY 10281	Managing Director, Co-Head of Municipal Finance, RBC Capital Markets, LLC	United States
Follen, Sarah	200 Vesey Street New York, NY 10281	Managing Director, Head of US Credit Risk Policy, RBC Capital Markets, LLC	United States

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2019

By:	RBC MUNICIPAL PRODUCTS, LLC

	By:	/s/ Joseph Huesman
		Name:	Joseph Huesman
		Title:	President

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